Exhibit XVII

Disclosure of EIB’s involvement in the Juncker Plan

The European Council has mandated the setting up of a European Fund for Strategic Investments (EFSI) within the EIB Group with the aim of mobilising around 315 billion euro in new investments between 2015 and 2017. The European Commission will present a proposal in January 2015, which the European Union legislators will vote on by June 2015. The EIB Group aims to start activities by using its own funds as of January 2015.